Exhibit 99.6

June 13, 2017

Encision, Inc.

Board of Directors

6797 Winchester Circle

Boulder, CO 80301

Dear Encision, Inc. Board of Directors,

We are writing to express our disappointment with the board’s unilateral amendment to Encision’s bylaws on May 30, 2017. This amendment serves no purposes other than to increase the administrative burden on shareholders attempting to properly exercise their rights and inhibit shareholder efforts to address the significant economic problems that continue to face the company. Indeed, given our stated position regarding your prior performance, the new bylaws seem to be specifically targeted at myself and Brett Telford.

Given that the company’s annual meeting is likely to be held in approximately two months, we encourage the board to offer the shareholders the opportunity to vote on these new bylaws at that meeting. Please be aware that we are considering making a shareholder proposal for the 2017 annual meeting to eliminate the board’s ability to unilaterally alter the bylaws without shareholder approval.

As substantial shareholders in the company, we are concerned that the directors’ focus appears to be on protecting their own positions rather than turning the company around. As before, we would be happy to meet to discuss a mutually beneficial relationship, but given the company’s new June 30 deadline for shareholder proposals, it may be difficult to schedule that meeting soon enough. In the meantime, expect to hear more from us as disappointed shareholders.

Best regards,

Tim Wynne

CEO & Director of New Business Development

The OR Company LLC